Exhibit 99.1

News Release

NORBORD ANNOUNCES CHANGES TO ANNUAL GENERAL MEETING FORMAT

TORONTO, ON (April 23, 2020) – Norbord Inc. (TSX and NYSE: OSB) today announced that due to the coronavirus (COVID-19) pandemic, it is necessary to implement certain changes to the meeting format for its upcoming Annual General Meeting (AGM) to be held on May 6, 2020 at 10am ET. These changes are in light of the unprecedented health impact of COVID-19 and in consideration of the health and safety of the Company’s shareholders, employees, directors, other stakeholders and the broader community.

In order to comply with applicable COVID-19 government and public health orders and to practice physical distancing, shareholders will not be able to attend the AGM in person. Shareholders may access the AGM via phone or webcast instead in accordance with the instructions set out below. Shareholders may email questions in advance to investors@norbord.com, specifying “Norbord AGM” in the subject line. Shareholders are encouraged to vote in advance by completing and submitting a proxy (or voting instruction form). Instructions on how to vote can be found in the Company’s Notice and Management Proxy Circular for the AGM located on its website at www.norbord.com.

To access the AGM conference call on May 6, please dial 647-484-0478 or 1-888-599-8686. The conference ID is 5689317. The operator will request your name, company and location. Please dial into the call approximately ten minutes before the scheduled 10:00 a.m. ET start time. The AGM will be broadcast live over the Internet via www.norbord.com and www.newswire.ca. Business media are invited to listen only on this call.

A replay number will be available approximately one hour after completion of the AGM and will be accessible until June 5, 2020 by dialing 1-888-203-1112 or 647-436-0148. The passcode is 5689317 and the pin is 5370.

Norbord will continue to monitor developments of the COVID-19 pandemic and will advise shareholders as necessary of any further updates regarding its AGM.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board. In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.9 billion and employs approximately 2,400 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

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Contact:

Robert B. Winslow, CFA

Vice President, Investor Relations & Corporate Development

Tel. (416) 777-4426

info@norbord.com

or

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

info@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) developments related to COVID-19, including health and safety measures instituted to protect the Company’s employees, government-imposed restrictions that may apply to the Company’s operations, the impact of COVID-19 on customer demand, supply and distribution and other factors; (2) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (3) risks inherent to product concentration and cyclicality; (4) effects of competition and product pricing pressures; (5) risks inherent to customer dependence; (6) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (7) availability of transportation services, including truck and rail services, and port facilities; (8) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (9) impact of changes to, or non-compliance with, environmental or other regulations; (10) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (11) impact of weather and climate change on Norbord’s operations or the operations or demand of its suppliers and customers; (12) impact of any product liability claims in excess of insurance coverage; (13) risks inherent to a capital intensive industry; (14) impact of future outcomes of tax exposures; (15) potential future changes in tax laws, including tax rates; (16) effects of currency exposures and exchange rate fluctuations; (17) future operating costs; (18) availability of financing, bank lines and/or securitization programs; (19) impact of future cross-border trade rulings or agreements; (20) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (21) ability to implement new or upgraded information technology infrastructure; (22) impact of information technology service disruptions or failures; and (23) changes in government policy and regulation.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and US securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Forward-Looking Statements” section in the February 4, 2020 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2019 Management’s Discussion and Analysis dated February 4, 2020.

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